Exhibit (d)(17)(i)

TRANSAMERICA FUNDS

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

RANGER INVESTMENT MANAGEMENT, L.P.

THIS AMENDMENT is made as of December 13, 2021, to the Investment Sub-Advisory Agreement dated December 31, 2020 (the “Agreement”), between Transamerica Asset Management, Inc. (“TAM”) and Ranger Investment Management, L.P. (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of December 13, 2021.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President

RANGER INVESTMENT MANAGEMENT, L.P.

By:	/s/Conrad Doenges
Name:	Conrad Doenges
Title:	Managing Member

Schedule A

FUNDS	INVESTMENT SUB-ADVISORY FEE*
Transamerica Small Cap Growth**	0.415% of the first $300 million; and 0.375% in excess of $300 million.

*	The average daily net assets on an annual basis.
**

average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Small Cap Growth CIT, a series of Wilmington Trust Collective Investment Trust that is also sub-advised by Ranger Investment Management, L.P.